SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 27, 2011

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Announcement of LM Ericsson Telephone Company, dated April 27. 2011 regarding “ST-Ericsson reports first quarter 2011 financial results”

Press Release April 26, 2011

ST-Ericsson reports first quarter 2011 financial results

•	Net sales $444 million

•	Adjusted operating loss1) $149 million

•	New high-speed modem sales nearly doubled sequentially

Geneva, Switzerland, April 26, 2011 - ST-Ericsson, a joint venture of STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC), reported financial results for the first fiscal quarter ending April 2, 2011.

“Revenue in the first quarter reflected normal seasonal trends but declined more than anticipated on a sequential basis due to a steeper drop in sales of our legacy products, which is not yet offset by sales of new products. Primarily due to these lower sales, our adjusted operating loss increased sequentially, said Gilles Delfassy, ST-Ericsson president and CEO.

“However, revenue from new products as a percentage of the total revenue grew again this quarter driven, for example, by sales of our high-speed Thor™ 21 megabits per second (Mbps) thin modems, which nearly doubled sequentially. We’ve also made further inroads with customers on our NovaThor™ family of products including the U8500 platform, which is on track.

“In the midst of these financial results, our main focus remains on improving efficiency and securing the successful execution and delivery of our new products to customers, which will drive the long term success of the company. And I am pleased to say that seven of the top nine device manufacturers by revenue are actively engaged with us here.

“We continue to believe in the direction we’ve set – to be a formidable leader in the smartphone and tablet markets. The traction we have with customers helps confirm these beliefs. We aim to serve these customers well and complete the transition to our new product portfolio as quickly as possible.”

Press Release April 26, 2011

2011 First quarter financial summary (unaudited)

$ million	Q1 2011	Q4 2010	Q1 2010
Income Statement
NET SALES	444	577	606
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(149)	(119)	(114)
- amortization of acquisition-related intangibles	(25)	(28)	(24)
- restructuring charges	(4)	(24)	(27)
OPERATING INCOME / (LOSS) as reported	(178)	(171)	(164)
NET INCOME / (LOSS)	(178)	(177)	(154)

$ million	Q1 2011	Q4 2010	Q1 2010
Net Financial Position
Cash, cash equivalents & short-term deposits	39	68	120
Parents’ short-term credit facilities	(234)	(150)	0
Net Financial Position2)	(195)	(82)	120

Additional financial information

The net financial position2) at the end of the first quarter was negative $195 million. The sequential decrease was mainly due to the operating loss. During the first quarter the company sold trade receivables without recourse, of which $148 million were outstanding at the end of the quarter, representing a sequential decrease of $18 million.

Inventory increased by $46 million, reaching $321 million at the end of the first quarter, mainly due to the lower than expected sales during the quarter.

Outlook

For the second quarter 2011, ST-Ericsson expects net sales to decline sequentially, primarily due to the ongoing decline in legacy products. The impact of the Japan earthquake has been manageable to date; however, the company will continue to monitor the supply chain situation.

Press Release April 26, 2011

Highlights – products, technology and wins announced in first quarter 2011

•	Products

•	Launched the NovaThor™ family, combining the most advanced application processors (Nova™) with the latest generation of modems (Thor™)

•	Launched the Igloo open source community and Snowball, the most comprehensive developer board, to accelerate system and software innovations on ST-Ericsson’s Nova™ application processor

•	Customers

•	Samsung selected the Thor™ M5720 modem to power its Samsung Galaxy S™ 4G, the world’s first 21 Mbps smartphone and ‘T-Mobile’s Sidekick® 4G by Samsung’; both are running on T-Mobile’s US network

•	Quanta Computer selected ST-Ericsson to power its LTE tablets using the NovaThor™ platform

•	Showcased a complete TD-LTE solution with voice service for the first time, together with Ericsson and Sony Ericsson

•	Design-win on Thor™ M5730 with Ericsson’s new C5621gw and H5321gw modules

•	Operators

•	Cooperation with Verizon Wireless on Thor™ 4G LTE modems to support its 4G LTE mobile broadband network

•	Demonstrated the feasibility of HSPA in 1800 MHz band with Orange, Ericsson and Quanta Computer

Financial results appendix (unaudited)

2010 financial results by quarter

$ million	Q1 2010	Q2 2010	Q3 2010	Q4 2010
Income Statement
NET SALES	606	544	565	577
OPERATING INCOME/(LOSS) ADJUSTED1) for:	(114)	(118)	(85)	(119)
- amortization of acquisition-related intangibles	(24)	(25)	(25)	(28)
- restructuring charges	(27)	(5)	(19)	(24)
OPERATING INCOME / (LOSS) as reported	(164)	(148)	(129)	(171)
NET INCOME / (LOSS)	(154)	(139)	(121)	(177)

Press Release April 26, 2011

Footnotes

1) The adjusted operating income/(loss) is defined as the operating income/(loss) reported before amortization of acquisition-related intangibles and restructuring charges and is used by management to help enhance the understanding of ongoing operations and to communicate the impact of the items on the operating loss as reported.

2) Net financial position represents the balance between financial assets, which comprise cash, cash equivalents and short-term deposits, and financial debt which includes bank overdrafts and parent companies short-term bridge credit facilities.

Notes to editors

ST-Ericsson invites journalists, analysts and investors to a conference call scheduled on April 27 at 5 pm CET. Call-in numbers, a live webcast of the conference call, as well as supporting slides, will be available at www.stericsson.com/investors/investors.jsp.

About ST-Ericsson

ST-Ericsson is a world leader in developing and delivering a complete portfolio of innovative mobile platforms and cutting-edge wireless semiconductor solutions across the broad spectrum of mobile technologies. The company is a leading supplier to the top handset manufacturers and generated sales of $2.3 billion in 2010. ST-Ericsson was established as a 50/50 joint venture by STMicroelectronics (NYSE:STM) and Ericsson (NASDAQ:ERIC) in February 2009, with headquarters in Geneva, Switzerland.

www.stericsson.com

www.twitter.com/STEricssonForum

FOR FURTHER INFORMATION, PLEASE CONTACT:

Global Communications & Media Relations	Investor & Analyst Relations
Carol Streitberger Brighton, Geneva, Switzerland	Fabrizio Rossini, Geneva, Switzerland
Phone: +41 22 929 6973
Email: investor.relations@stericsson.com

Kristina Embring Klang, Lund, Sweden	Public & Media Relations
Phone: +46 46 103 194	Roland Sladek, Geneva, Switzerland
Email: media.relations@stericsson.com	Phone: +41 22 930 2733

Ericsson Investor Relations	STMicroelectronics Investor Relations
Asa Konnbjer, Stockholm, Sweden	Tait Sorensen, Phoenix AZ, US
Phone: +46 10 713 39 28	Phone: +1 602 485 2064
Email: investor.relations@ericsson.com	Celine Berthier, Geneva, Switzerland
Phone: +41 22 929 5812
Email: investors@st.com

Press Release April 26, 2011

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The ST-Ericsson results reported in this press release do not reflect in their entirety the results of the Wireless Segment of STMicroelectronics, which include other activities that are not part of ST-Ericsson.

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This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see STMicroelectronics’ (NYSE:STM) and Ericsson’s (NASDAQ:ERIC) filings with the US Securities and Exchange Commission, particularly each company’s latest published Annual Report on Form 20-F.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/S/ NINA MACPHERSON
Nina Macpherson
Senior Vice President and
General Counsel

By:	/S/ HENRY STÉNSON
Henry Sténson
Senior Vice President
Corporate Communications

Date: April 27, 2011